Exhibit 99.2

Bijzondere Algemene Vergadering van 22 december 2015 Special Shareholders’ Meeting of 22 December 2015

Kennisgeving van deelname (enkel te gebruiken door houders van aandelen op naam en houders van warrants op naam)	Notification of participation (to be used by holders of registered shares and holders of registered warrants only)
De ondergetekende:	The undersigned:

(Naam en adres / Name and address)

heeft kennis genomen van de Bijzondere Algemene Vergadering van Galapagos NV (naamloze vennootschap naar Belgisch recht met zetel te Generaal De Wittelaan L11 A3, 2800 Mechelen, België, ingeschreven in het Rechtspersonenregister (Antwerpen, afdeling Mechelen) onder nummer 0466.460.429) (de “Vennootschap”),	has taken notice of the Special Shareholders’ Meeting of Galapagos NV (public limited liability company organized under the laws of Belgium with registered office at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium, registered with the Register of Legal Entities (Antwerp, division Mechelen) under number 0466.460.429) (the “Company”),
die zal plaatsvinden op dinsdag 22 december 2015 om 14 uur op de zetel van de Vennootschap,	to be held on Tuesday 22 December 2015 at 2:00 p.m. (CET) at the registered office of the Company,
en brengt de Vennootschap hierbij op de hoogte van zijn/haar voornemen om aan deze Algemene Vergadering deel te nemen,	and hereby notifies the Company of his/her/its intention to participate in this Shareholders’ Meeting,
met de volgende effecten:	with the following securities:

aandelen op naam; en/of	registered shares, and/or
(Aantal)	(Number)
warrants van de Vennootschap.	warrants of the Company.
(Aantal)	(Number)

(Datum / Date)

(Naam / Name)

(Handtekening / Signature)

De ondertekende kennisgeving dient uiterlijk op 16 december 2015 toe te komen op de zetel van Galapagos NV. Het dient te worden overgemaakt per e-mail (shareholders@glpg.com) of met de post (Galapagos NV, t.a.v. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, België).	The signed notification must be received at the latest on 16 December 2015 at the registered office of Galapagos NV. It should be submitted by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium).
Aandeelhouders die wensen deel te nemen of zich te laten vertegenwoordigen moeten tevens voldoen aan de toelatingsvoorwaarden zoals beschreven in de oproeping tot de Bijzondere Algemene Vergadering.	Shareholders who wish to attend or to be represented by proxy must also comply with the admission conditions as described in the convening notice to the Special Shareholders’ Meeting.

Galapagos NV | Kennisgeving van deelname BAV 22 december 2015 | Notification of participation SGM 22 December 2015	P. 1 | 1